Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 9, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Verso Corporation

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Verso Corporation, a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-3 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended, of the resale by the selling stockholders of up to an aggregate of 14,701,832 shares of common stock of the Company.

The Company has informed us that the filing fees in the amount of $1,658 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or me at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel

David E. Sobel

cc:	Peter H. Kesser, Esq.
Peter.Kesser@versoco.com
Verso Corporation

David S. Huntington, Esq.
dhuntington@paulweiss.com
Paul, Weiss, Rifkind, Wharton & Garrison LLP